Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2009 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2008 and the other information contained in such Annual Report, particularly the information under the caption “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Following the merger with Jazz, the Company’s financial statements include Jazz results commencing September 19, 2008. The balance sheet as of June 30, 2009 and December 31, 2008 includes Jazz’s balances as of such dates.

Results of Operations

        The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,
	2009	2008

Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	123.4	120.4

Gross loss	(23.4)	(20.4)

Research and development expenses, net	8.7	5.4
Marketing, general and administrative expenses	11.7	12.9

Operating loss	(43.8)	(38.7)

Financing expense, net	(8.7)	(13.5)
Other expenses, net	0.4	(0.5)
Income tax benefit	2.5	-

Loss for the period	(49.6)%	(52.7)%

        Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008

        Revenue. Revenue for the Six months ended June 30, 2009 amounted to $118.6 million compared to $115.7 million for the six months ended June 30, 2008.

Revenues for the six months ended June 30, 2009 increased by 3% as compared to the corresponding period in 2008, since the 50% revenue reduction we experienced following the current worldwide economic downturn and the prevailing adverse market conditions in the semiconductor industry, was offset by the inclusion of the revenues for the six months ended June 30, 2009 of our recently acquired, Jazz Technology, Inc.

        Cost of Total Revenues. Cost of total revenues for the six months ended June 30, 2009 amounted to $146.3 million, as compared to $139.3 million for the six months ended June 30, 2008. This modest 5% increase in cost of revenues, is a result of the inclusion of Jazz costs for the six months ended June 30, 2009 (as compared to not including those costs before the merger date), which was partially offset by the previously announced cost reduction plan executed by the company and synergies captured through the integration of Jazz.

        Gross Loss. Gross loss for the six months ended June 30, 2009 was $27.7 million compared to a gross loss of $23.6 million for the six months ended June 30, 2008. The increase in gross loss was mainly attributable to the 5.0% increase in cost of total revenues which was partly offset by the increase in revenues as described above.

        Research and Development. Research and development expenses for the six months ended June 30, 2009 amounted to $10.3 million as compared to $6.2 million for the six months ended June 30, 2008. This increase in research and development costs is a result of the inclusion of Jazz costs for the six months ended June 30, 2009 (as compared to not including those costs before the merger date), which was partially offset by the previously announced cost reduction plan executed by the company and synergies captured through the integration of Jazz.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2009 amounted to $13.9 million as compared to $15.0 million for the six months ended June 30, 2008. Such decrease in marketing, general and administrative expenses, which also includes the results of Jazz for the six months ended June 30, 2009, was mainly attributable to the previously announced cost reduction plan executed by the company and synergies captured through the integration of Jazz.

        Operating Loss. Operating loss for the six months ended June 30, 2009 was $51.9 million, compared to $44.8 million for the six months ended June 30, 2008. The increase in the operating loss is mainly due to the above mentioned increase in the cost of revenues and the increase in research and development expenses as a result of including Jazz costs for the six months ended June 30, 2009 (as compared to not including those costs before the merger date).

        Financing Expenses, Net. Financing expenses, net for the six months ended June 30, 2009 were $10.3 million compared to financing expenses, net of $15.6 million for the six months ended June 30, 2008. This overall decrease, despite the additional expenses related to Jazz’s convertible notes included in the six months ended June 30, 2009, is mainly due to the effect of the decrease in 2008 in the exchange rate of dollar in relation to the NIS on our NIS denominated debentures.

        Loss. Loss for the six months ended June 30, 2009 was $58.8 million as compared to $60.9 million for the six months ended June 30, 2008. This decrease is attributable mainly to the $5.3 million decrease in financing expenses and $2.9 million tax benefit recorded in the six months ended June 30, 2009 which was partially offset by $7.1 million higher operating loss, as described above.

Impact of Inflation and Currency Fluctuations

        The dollar cost of our operations in Israel is influenced by changes in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the six months ended June 30, 2009, the exchange rate of the dollar in relation to the NIS increased by 3.1% and the Israeli Consumer Price Index (“CPI”) increased by 2.1% (during the six months ended June 30, 2008 there was a decrease of 12.8% in the exchange rate of the dollar in relation to the NIS and an increase of 2.3% in the CPI).

        We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

        Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

        As of June 30, 2009, we had an aggregate of $38.1 million in cash and cash equivalents. This compares to $34.9 million we had as of December 31, 2008.

        During the six months ended June 30, 2009, we raised $20.0 million through capital notes in connection with TIC investment (for further details see Notes 5A to the unaudited condensed interim consolidated financial statements as of June 30, 2009) and generated a net amount of $5.2 million from our operating activities. The above mentioned liquidity resources financed the capital investments we made during the six months ended June 30, 2009, which aggregated to an amount of $12.2 million, and the repayment of debentures and other debt in the total amount of $9.6 million.

        As of June 30, 2009, we had loans from banks in the amount of $217.1 million, of which $7.0 million are presented as short-term. As of such date, we presented an aggregate of $219.5 million of debentures (the carrying amounts) in our balance sheet.

        See also Note 1B to the unaudited condensed interim consolidated financial statements as of June 30, 2009